UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response ..............2.50 SEC FILE NUMBER: 000-18272 CUSIP NUMBER: 169450 10 3

(Check One):  X     Form 10-K           Form 20-F           Form 11-K            Form 10-Q    ___Form 10-D           Form N-SAR ____Form N-CSR

For Period Ended:  December 31, 2008

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:    FAR VISTA INTERACTIVE CORP.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):  1530 - 9 AVENUE S.E.

City, State and Zip Code:    CALGARY, ALBERTA T2G 0T7

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)      X

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-K for the period ended December 31, 2008 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report.  The Registrant’s independent auditors will also not be able to complete their review of the financial statements prior to March 31, 2009.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Richard Buckley                                                      306                                                   230-3288
 (Name)                                                      (Area Code)                                                      (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).       X      Yes               __ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       X      Yes            __ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 1, 2008, Far Vista Interactive Corp. (“we” or “the Company”) entered into a Share Exchange Agreement (the “Exchange Agreement”) among 101042361 Saskatchewan Ltd. (d.b.a. Far Vista Studios), a private Saskatchewan corporation, and Far Vista Holdings Inc. (“Far Vista”), a private Saskatchewan corporation which is a wholly owned subsidiary of 1010423651 Saskatchewan Ltd.  Under the terms of the Exchange Agreement, we acquired all of the issued and outstanding shares of Far Vista in exchange for a total of 10,416,000 of our Class A shares of Class A common stock.  As a result, Far Vista became a wholly-owned subsidiary of the Company.  Far Vista’s existing business operations became our sole line of business.  Following the completion of the acquisition of Far Vista on May 14, 2008, we are now engaged in the business of the development, distribution, marketing and sale of video game software products and online video games.

In connection with the closing of the acquisition of Far Vista, we completed a private placement of 3,000,000 units at a price of $0.10 per unit pursuant to Regulation S of the Securities Act of 1933.

For accounting purposes the Company is treating the acquisition of Far Vista as a reverse acquisition whereby Far Vista is deemed to be the accounting acquirer and we  are the accounting acquiree. The historical operations of the Company have been eliminated at their carrying values as of the date of the close of the transaction, May 14, 2008.   No good will or intangible assets are recorded as a result of the merger.  The Company has recorded the issuance of 10,416,000 shares of common stock at par value of $0.001 in exchange for all the shares of Far Vista Holdings Inc. (1,000).

On September 16, 2008 the Company changed its name to Far Vista Interactive Corp.

As a result of the above transactions the Company expects to see a significant change from its prior period results.  The Company expects to report losses from the combined operations of the Company and Far Vista, predominantly related to the research and development activities of Far Vista, from inception (February 21, 2008) to December 31, 2008 totaling approximately $650,000.

FAR VISTA INTERACTIVE CORP.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 26, 2009	By:	/s/ Richard Buckley
Name: Richard Buckley
Title: President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.  Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to rule 13(b) of Regulation S-T (section 232.13(b) of this chapter.